Cactus Acquisition Corp. 1 Limited

4B Cedar Brook Drive
Cranbury, NJ 08512

October 27, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	Cactus Acquisition Corp. 1 Limited
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-258042

Dear Mr. Alper:

On October 26, 2021, Cactus Acquisition Corp. 1 Limited (the “Company”) submitted a request (the “Prior Request”) that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), so that it would be declared effective at 4:00 p.m. (Eastern time) on Wednesday, October 27, 2021, or as soon thereafter as possible, or at such later time as the Company or its counsel may have orally requested via telephone call to the staff of the Securities and Exchange Commission (the “SEC”). On October 27, 2021, the Company submitted a new request that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act, so that it will be declared effective at 4:00 p.m. (Eastern time) on Thursday, October 28, 2021, or as soon thereafter as possible, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the SEC. For the avoidance of doubt, the Company hereby withdraws the Prior Request. If you have any questions, please contact our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541 or Ze’-ev Eiger at (212) 547-5470.

Sincerely,

Cactus Acquisition Corp. 1 Limited

By:	/s/ Ofer Gonen
Name:	Ofer Gonen
Title:	Chief Executive Officer